SESI, L.L.C.

1001 Louisiana Street, Suite 2900

Houston, Texas 77002

February 26, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SESI, L.L.C. Registration Statement on Form S-4

Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”) filed by SESI, L.L.C., a Delaware limited liability company (the “Issuer”), a wholly-owned direct subsidiary of Superior Energy Services, Inc., a Delaware corporation, relating to the proposed offer (the “Exchange Offer”) by the Issuer to exchange up to $500,000,000 aggregate principal amount of the Issuer’s 7.75% Senior Notes due 2024 (the “Exchange Notes”) for up to $500,000,000 aggregate principal amount of the Issuer’s outstanding 7.75% Senior Notes due 2024 (the “Outstanding Notes”) and the guarantees thereof by the guarantors (the “Guarantors” and, together with the Issuer, the “Company”), the Company is writing to advise you that:

(i)	the Company is registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and Morgan Stanley & Co. Inc. (available June 5, 1991);

(ii)	the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

U.S. Securities and Exchange Commission

February 26, 2018

(iii)	the Company will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that:

(A)	any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and

(B)	any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(iv)	the Company acknowledges that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(v)	the Company will include in the letter of transmittal to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder to the Company that:

(A)	the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Outstanding Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

(B)	the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(C)	the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

(D)

the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (v)(C) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange

U.S. Securities and Exchange Commission

February 26, 2018

for the Outstanding Notes or interests therein originally acquired by such holder directly from the Company should be covered by an effective registration statement containing the selling noteholder information required by Item 507 or Item 508, as applicable, of Regulation S-K,

(E)	neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Company or any of its subsidiaries, and

(F)	in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Outstanding Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(vi)	the Company will commence the Exchange Offer when the Registration Statement is declared effective by the Securities and Exchange Commission;

(vii)	the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Company will keep the registration statement effective for up to 180 days, will not require the Company to maintain an “evergreen” registration statement; and

(viii)	the Exchange Offer will be conducted by the Company in compliance with the Exchange Act, and any applicable rules and regulations thereunder.

If you have any questions or comments, please contact John M. Greer of Latham & Watkins LLP at (713) 546-7472.

Sincerely yours,

SESI, L.L.C.

By:	/s/ Robert S. Taylor
Name:	Robert S. Taylor
Title:	Executive Vice President, Treasurer and Chief Financial Officer

cc:	William B. Masters, Superior Energy Services, Inc.
Ryan J. Maierson, Latham & Watkins LLP
John M. Greer, Latham & Watkins LLP

Signature page to Exxon Capital Letter